EXHIBIT 21.1
SUBSIDIARIES OF BROADCOM CORPORATION

Name of Entity	State or Other Jurisdiction of Incorporation or Organization
Broadcom International Limited	Cayman Islands
Broadcom Singapore Pte Ltd.	Singapore
Broadcom Cayman Limited	Cayman Islands
Broadcom Bermuda LP	Bermuda
NetLogic I LLC (formerly known as NetLogic Microsystems, Inc.)	Delaware
ServerWorks Corporation	Delaware
ServerWorks International Ltd.	Cayman Islands